

January 19, 2010

<u>via U.S. mail</u>

Mr. An Fengbin
President and Chief Executive Officer
Andatee China Marine Fuel Services Corporation
Dalian Ganjingzi District, Dalian Wan Lijiacun
Unit C, No. 69 West Binhai Road, Xigang District Dalian
People's Republic of China

> **Re:** **Andatee China Marine Fuel Services Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 13, 2010**
> **File No. 333-161577**

Dear Mr. An:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>General</u>

1. We note your response to our prior comment 3 and reissue the comment. Please revise your filing to provide the disclosure required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2009.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

F. Alec Orudjev
(866) 742-4203